Exhibit 1

BROKER DEALER SERVICES AGREEMENT

This Broker Dealer Services Agreement (this “Agreement”), effective as of _______, 2022 (“Effective Date”), is entered into by Every Assets I, LLC, a Delaware limited liability company (“Company”), and Every Markets, LLC, a Delaware limited liability company (“Broker”, together with Company, the “Parties”, and each, a “Party”).

RECITALS

WHEREAS, the Company is offering securities directly to the public in an offering (the “Offering”) exempt from registration under Regulation A of the Securities Act of 1933; and

WHEREAS, the Broker is broker-dealer registered as such under the Securities and Exchange Act of 1934 and a member of FINRA; and

WHEREAS, the Company wishes to engage the Broker to perform certain broker-dealer services in connection with the Offering, and Broker wishes to accept such engagement.

NOW, THEREFORE, for a good a valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties agreement as follows:

AGREEMENT

1.            Services; Investment Process.

1.1            During the Term (as defined herein), subject to the terms and conditions of this Agreement, pursuant to the procedures set forth in Section 1.2 below, Broker agrees to provide to Company the services described in Exhibit A as requested by Company from Broker from time to time hereunder in connection with the Offering (the “Services”). For purposes of this Agreement, reference to “Offering” includes any series of the Offering, as well as the Offering in its entirety, as the context requires, as contemplated by the Offering Materials (as defined below), and reference to a “closing” includes the closing of any series of the Offering, as well as the Offering in its entirety, as the context requires, as contemplated by the Offering Materials.

1.2            Once an investor completes investment documentation and/or submits a purchase order for the Offering, Company will have three (3) days to reject (the “Rejection Period”) such purchase order or proposed investment (collectively, “Proposed Subscription”) by delivering written notice of rejection to Broker and such investor (each, a “Subscribing Investor”). After the expiration of the Rejection Period, Company will accept such Proposed Subscription and issue the applicable securities to such Subscribing Investor unless: (a) the Offering fails and no closing is held; (b) Subscribing Investor withdraws such Proposed Subscription before it is accepted; (c) it receives written notice from Broker to reject such Proposed Subscription; (d) such Subscribing Investor fails to complete investor qualification in a timely manner, as determined in the sole discretion of Broker; (e) such Subscribing Investor fails to complete all documentation or payment for the Proposed Subscription in a timely manner, each as determined in the sole, subjective discretion of Broker. Each applicable Subscribing Investor will be an intended third party beneficiary of this provision. Company shall not accept a Proposed Subscription unless and until it receives confirmation from Broker of its completion of applicable Services with respect thereto (as determined in its sole discretion).

2.            Fees.

2.1            Company shall pay Broker for the Services as outlined in Exhibit B, which may be updated from time to time by mutual written agreement of the Parties (which may be via email). Company shall make all payments to Broker in US dollars in immediately available funds.

2.2            Company shall reimburse Broker for out-of-pocket expenses incurred by Broker in performance of the Services in connection with this Agreement as outlined in Exhibit B. Upon Company’s request, Broker will provide Company with copies of all relevant invoices, receipts or other evidence of such expenses.

2.3            All fees and expenses will be invoiced by Broker to Company monthly by the fifth (5th) day of the month, and Company shall make all payments to Broker within ten (10) days of receiving an invoice therefor.

2.4            If Company fails to make any payment when due then, in addition to all other remedies that may be available: (a) Broker may charge interest on the past due amount at the rate of 1.5% per month, calculated daily and compounded monthly, or if lower, the highest rate permitted under applicable law, rule, regulation, code or order (“Law”); such interest may accrue after as well as before any judgment relating to collection of the amount due; (b) Company shall reimburse Broker for all costs incurred by Broker in collecting any late payments or interest, including attorneys’ fees, court costs and collection agency fees; and (c) if such failure continues for ten (10) days following written notice thereof, Broker may suspend performance of the Services until all past due amounts and interest thereon have been paid, without incurring any obligation or liability to Company or any other person or entity by reason of such suspension; provided that cumulative late payments are subject to the overall limits set forth in Exhibit B.

2.5            Except as set forth on Exhibit B, all amounts payable to Broker under this Agreement shall be paid by Company to Broker in full without any setoff, recoupment, counterclaim, deduction, debit or withholding for any reason (other than any deduction or withholding of tax as may be required by Law).

3.            Term. The initial term of this Agreement commences as of the Effective Date and, unless terminated earlier pursuant any of the Agreement’s express provisions, will continue in effect for one year (the “Initial Term”). This Agreement will automatically renew for additional successive one (1)-year terms unless earlier terminated pursuant to this Agreement’s express provisions or either Party gives the other Party written notice of non-renewal at least ninety (90) days prior to the expiration of the then-current term (each a “Renewal Term” and, collectively with the Initial Term, the “Term”).

4.            Termination.

4.1            Company may terminate this Agreement immediately without notice to Broker upon: (a) fraud, malfeasance or willful misconduct by Broker or any of its affiliates; (b) any material breach by Broker of this Agreement if such breach is not cured within five days of receipt of written notice thereof (to the extent it can be cured); or (c) if Broker ceases regular operations or files any petition or commences any case or proceeding under any provision or chapter of the Federal Bankruptcy Act, the Federal Bankruptcy Code, or any other federal or state law relating to insolvency, bankruptcy or reorganization; the adjudication that Broker is insolvent or bankrupt or the entry of an order for relief under the Federal Bankruptcy Code with respect to Broker; an assignment for the benefit of creditors; the convening by Broker of a meeting of its creditors, or any class thereof, for purposes of effecting a moratorium upon or extension or composition of its debts; or the failure of Broker generally to pay its debts on a timely basis.

4.2            Broker may terminate this Agreement immediately without notice to Company upon: (a) fraud, malfeasance or willful misconduct by Company or any issuer or any of their affiliates (including, without limitation, any dual personnel); (b) conduct by Company or any issuer or any of their affiliates (including, without limitation, any dual personnel) that may jeopardize Broker’s current business, prospective business or professional reputation; (c) any material breach by Company of this Agreement if such breach is not cured within five days of receipt of written notice thereof (to the extent it can be cured), including, but not limited to, any failure to pay any fee due under this Agreement within thirty (30) days of the date the fee was due; or (d) if Company ceases regular operations or files any petition or commences any case or proceeding under any provision or chapter of the Federal Bankruptcy Act, the Federal Bankruptcy Code, or any other federal or state law relating to insolvency, bankruptcy or reorganization; the adjudication that Company is insolvent or bankrupt or the entry of an order for relief under the Federal Bankruptcy Code with respect to Company; an assignment for the benefit of creditors; the convening by Company of a meeting of its creditors, or any class thereof, for purposes of effecting a moratorium upon or extension or composition of its debts; or the failure of Company generally to pay its debts on a timely basis.

4.3            This Agreement can be terminated by either Party for any other reason with ninety (90) days prior written notice to the other Party.

4.4            Fees that would have become payable had the Agreement remained in effect until expiration of the Term will become immediately due and payable upon termination, and Company shall pay such amounts, together with all previously-accrued but not yet paid fees, on receipt of Broker’s invoice therefor.

4.5            Notwithstanding the foregoing, upon a Change of Control of Company, Broker shall have the sole exclusive right to terminate this Agreement and require Company to remove any references to Broker from any material prepared by Company. “Change of Control” of Company is defined as, in a single transaction or a series of related transactions: (a) a merger or consolidation of Company in which the stockholders of Company immediately prior to such transaction would own, in the aggregate, less than fifty percent (50%) of the total combined voting power of all classes of capital stock of the surviving entity normally entitled to vote for the election of directors of the surviving entity; or (b) the sale, lease or exclusive license by Company of all or substantially all of Company’s assets.

5.            Disclaimer of Advice.

5.1            Any advice or opinions provided by Broker to Company may not be disclosed or referred to publicly or to any third party, except in accordance with Broker’s prior written consent. Company acknowledges that any advice or opinions provided by Broker are intended solely for the benefit and use of Company and Company agrees that no other person or entity shall be entitled to make use of or rely upon the advice of Broker, and no such opinion or advice shall be used for any other purpose.

5.2            Company agrees that Broker is not undertaking to provide any legal, accounting or tax advice in connection with Broker’s engagement hereunder or its provision of the Services. Company understands that it will be solely responsible for ensuring that the Offering and any sale of securities complies with all Law.

5.3            Company acknowledges and agrees that Company will rely on Company’s own judgment in using the Services. Broker (a) makes no representations with respect to the quality of any investment opportunity or of any issuer; (b) does not guarantee the performance to and of any investor; (c) does not guarantee the performance of any party or facility that provides connectivity to Broker; and (d) is not an investment adviser, does not provide investment advice and does not recommend securities transactions and any display of data or other information about an investment opportunity, does not constitute a recommendation as to the appropriateness, suitability, legality, validity or profitability of any transaction.

6.            Company Covenants.

6.1            Company shall at all times: (a) (i) comply with requests of Broker in relation to Broker’s performance of the Services, and (ii) use its reasonable best efforts to cause all of its third party service providers in connection with the Offering to comply with requests of Broker in relation to Broker’s performance of the Services; (b) maintain all required registrations and licenses, including foreign qualification, if necessary; (c) pay all related reasonable fees and expenses (including the FINRA Corporate Filing Fee); and (d) pay all federal state and local taxes, in each case that are necessary or appropriate to permit Broker to perform its obligations under this Agreement.

6.2            Company shall provide Broker with an offering circular that truthfully, accurately and completely describes the Offering. Company shall also provide forms of definitive subscription and governance documents, any documents and disclosures required by Law, and any other documents and information, including comprehensive risk factors, that would generally be provided to qualified prospective investors for the purpose of evaluating and consummating an investment in Company. The materials in this Section 6.2, including any promotional material developed by or on behalf of Company and provided to Broker or prospective investors, constitute the “Offering Materials.” The Offering Materials provided by Company will not contain any misstatement of a material fact or omission of any material fact necessary to make the statements therein not misleading. Company will promptly notify Broker in writing if it discovers any material misstatement of fact in, or the omission of a material fact from, the Offering Materials. Company shall promptly supplement or amend the Offering Materials and will promptly correct its statements whenever necessary to do so in order to comply with Law and to ensure truthfulness, accuracy and fairness in the presentation of the Offering.

6.3            Company shall take all actions necessary or appropriate to protect the brand and customer relationships of Broker.

6.4            Company shall protect and maintain all confidential information provided by Broker to Company.

6.5            Neither Company nor any of its officers, directors, or employees is or has been, in any domestic or foreign jurisdiction: (a) indicted for or convicted of any felony or any securities or investment related offense of any kind; (b) enjoined, barred, suspended, censured, sanctioned or otherwise restricted with respect to any securities or investment-related business or undertaking; or (c) the subject or target of any securities or investment-related investigation by any regulatory authority. None of Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of Company participating in the Offering, any beneficial owner of twenty percent (20%) or more of Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act of 1933, as amended, the “Securities Act”) connected with Company in any capacity at the time of sale (each, an “Issuer Covered Person”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event and has disclosed every Disqualification Event to Broker.

6.6            In its statements and meetings with prospective investors, Company will not make any misstatement of a material fact and will not omit any material fact necessary to make the statements therein not misleading. Company shall treat all prospective investors fairly and with the utmost integrity.

6.7            Company has, at its own expense, filed (or will file) Form 1-A and will take all other actions necessary to qualify for the exemption provided in Regulation A of the Securities Act (or any applicable respective successor provision) in connection with the Offering and to make any and all related state “blue-sky” filings and take all other actions necessary to perfect such federal and state exemptions, and to provide copies of such filings to Broker.

6.8            To the extent Company will be sharing personal or financial information of a third party with Broker in connection with this Agreement, Company shall maintain and obtain the agreement of each such third party, which shall permit Company to share such third party’s information with Broker and its affiliates and service providers for Broker and its affiliates and service providers to use, disclose and retain it in connection with this Agreement and the provision of the services hereunder and as required by Law. Broker shall be a third party beneficiary to such agreement.

6.9            In effecting the Offering, Company shall comply in all material respects with all Law in connection with the Offering, including, without limitation, applicable provisions of the Securities Act of 1933 and any regulations thereunder and any applicable laws, rules, regulations and requirements (including, without limitation, all U.S. state law and all national, provincial, city or other legal requirements of any applicable foreign jurisdiction). Company agrees that any and all representations and warranties made by it to any investor in the Offering will be deemed also to be made to Broker for its benefit.

6.10            Company shall: (a) cooperate with all due diligence efforts by Broker and satisfy all due diligence requests made by Broker (including by its vendors) in a timely manner; (b) cooperate with all accredited investor verification requests and processes of Broker in a timely manner; (c) provide complete, final and executed transaction documents to Broker for the Offering within thirty (30) days of each closing of the Offering; (d) will keep Broker reasonably informed about the status of communications with prospective investors in the Offering; (e) not provide investment technology for the purpose of avoiding payment of fees or otherwise; and (f) if requested by Broker, provide a legal opinion from Company’s legal counsel to the extent that the Offering has been conducted in accordance with all Law.

6.11            Company shall not engage any person to perform services similar to those provided by Broker without Broker’s prior written consent, although Broker may render such services of the kind contemplated herein for persons and entities other than Company.

7.            Company’s Warranties and Remedies. Company represents and warrants to Broker as of the Effective Date and during the Term:

7.1            Company is a company duly organized, validly existing and in good standing under the laws of the state where it was formed. Company has all requisite power and authority to own those properties and conduct those businesses presently owned or conducted by it. Company is duly qualified to do business and is in good standing in all jurisdictions in which its ownership of property or the character of its business requires such qualification except where the failure to so qualify would not have a material adverse effect on Company.

7.2            Company has full power and authority to enter into and perform this Agreement. This Agreement has been duly executed by Company and constitutes the legal, valid, binding, and enforceable obligation of Company, enforceable against Company in accordance with its terms. The execution and delivery of this Agreement does not and will not: (a) conflict with or violate any of the terms of the articles of organization, operating agreement or any Law; or (b) conflict with, or result in a breach or termination of any of the terms of, or result in the acceleration of any indebtedness or obligations under, any agreement, obligation or instrument by which Company is bound or to which any property of Company is subject, or constitute a default thereunder.

7.3            Company acknowledges that the Services will not satisfy all of Company’s requirements for making private placement offerings. Furthermore, Company understands that, despite Broker’s efforts, the Services may not be uninterrupted or error-free. EXCEPT FOR THE WARRANTIES EXPRESSLY SET FORTH IN THIS SECTION, THE SERVICES PROVIDED UNDER THIS AGREEMENT ARE PROVIDED “AS IS” WITHOUT ANY EXPRESS OR IMPLIED WARRANTY OF ANY KIND, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF MERCHANTABILITY, DESCRIPTION, NON- INFRINGEMENT OR FITNESS FOR A PARTICULAR PURPOSE.

8.            Broker’s Warranties and Remedies. Broker represents and warrants to Company as of the Effective Date and during the Term:

8.1            Broker is a company duly organized, validly existing and in good standing under the laws of the state where it was formed. Broker has full power and authority to enter into and perform this Agreement. This Agreement has been duly executed by Broker and constitutes the legal, valid, binding, and enforceable obligation of Broker, enforceable against Broker in accordance with its terms.

8.2            The execution and delivery of this Agreement does not and will not: (a) conflict with or violate any of the terms of the articles of organization, operating agreement or any Law; or (b) conflict with, or result in a breach or termination of any of the terms of, or result in the acceleration of any indebtedness or obligations under, any agreement, obligation or instrument by which Broker is bound or to which any property of Broker is subject, or constitute a default thereunder.

8.3            Broker is an SEC-registered broker-dealer in good standing, a member of FINRA and a member of SIPC.

8.4            Neither Broker nor any of its officers, directors, employees or agents is or has been, in any domestic or foreign jurisdiction, (a) indicted for or convicted of any felony or any securities or investment related offense of any kind, (b) enjoined, barred, suspended, censured, sanctioned or otherwise restricted with respect to any securities or investment-related business or undertaking or (c) the subject or target of any securities or investment-related investigation by any regulatory authority.

9.            Intellectual Property. All trademarks, service marks, patents, copyrights, trade secrets, confidential information, and other proprietary rights of each Party shall remain the exclusive property of that Party, whether or not specifically recognized or perfected under Law.

10.            Exclusion of Damages. Broker shall not be liable to Company or to any third party for any special, exemplary, indirect, incidental, consequential or punitive damages of any kind or for any costs of procurement of substitution of services or any lost profits, lost business, loss of use of data or interruption of business arising out of this Agreement, including, without limitation, any breach of this Agreement or any services performed by any Party.

11.            Indemnification.

11.1            Company (including its affiliates, collectively, the “Indemnifying Party”) agrees (and agrees to cause the other Indemnifying Parties) jointly and severally to indemnify, defend and hold harmless Broker and its affiliates and their respective directors, officers, employees, agents, representatives, advisors and consultants, and their respective successors and assigns (each, an “Indemnified Person”), to the fullest extent permitted by Law, from and against any Losses (as defined below), joint or several, and all actions (including equity owner actions), claims, inquiries, proceedings, investigations and other legal process (“Actions”) related to or arising out of Company’s engagement of Broker (including, without limitation, any rejection of a Proposed Subscription), and will reimburse Indemnified Persons for all expenses (including attorneys’ fees) as they are incurred by Indemnified Persons in connection with investigating, preparing or defending any such Action whether or not in connection with pending or threatened Action in which Broker is a party. Company will not be responsible for any Losses that are finally judicially determined to have resulted primarily from Broker’s bad faith or gross negligence, and Broker agrees to immediately refund any payments made to an Indemnified Person upon such finding. “Losses” means any and all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs or expenses of whatever kind, including, without limitation, reasonable attorneys’ fees, the costs of enforcing any right hereunder, the costs of pursuing any insurance providers and the costs of defending against or appearing as a witness.

11.2            With respect to any Action in which an Indemnified Person may be entitled to indemnification under this Agreement, the Indemnifying Party may by written notice to Broker request to assume the defense of any such Action with counsel reasonably satisfactory to the Indemnified Person. If Broker agrees to the assumption by the Indemnifying Party of the defense of any such Action, the Indemnified Person shall have the right to participate in such Action and to retain its own counsel, but the Indemnifying Party shall not be liable for any fees or expenses of other counsel subsequently incurred by such Indemnified Person in connection with the defense thereof unless: (a) the Indemnifying Party has agreed to pay such fees and expenses; (b) the Indemnifying Party shall have failed to employ counsel reasonably satisfactory to the Indemnified Person in a timely manner; or (c) the Indemnified Person shall have been advised by counsel that there are actual or potential conflicting interests between the Indemnifying Party and the Indemnified Person, including situations in which there are one or more legal defenses available to the Indemnified Person that are different from or additional to those available to the Indemnifying Party. No Indemnifying Party shall settle any Action on behalf of an Indemnified Party without the prior written consent of such Indemnified Party.

11.3            If the indemnification provided for herein is judicially determined to be unavailable (other than in accordance with the terms hereof) to any Indemnified Person in respect of any Losses, then in lieu of indemnifying such person hereunder, Company shall contribute to the amount paid or payable by such person as a result of such Losses: (a) in such proportion as is appropriate to reflect the relative benefits to Company, on the one hand, and Broker, on the other hand, of the engagement provided for in this Agreement; or (b) if the allocation provided for in clause (a) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (a) but also the relative fault of each of Company and Broker, as well as any other relevant equitable considerations; provided, however, in no event shall the aggregate contribution of Broker and the other Indemnified Persons to the amount paid or payable exceed the Transaction Fee (as defined in Exhibit B) paid to Broker under this Agreement.

11.4            For the sole purpose of enforcing and otherwise giving effect to the provisions of Section 11, Company hereby consents to personal jurisdiction and service and venue in any court in which any claim that is subject to this Agreement is brought against any Indemnified Person.

11.5            If an Action relating to Broker’s engagement is commenced or threatened against Company and is ultimately settled, Company shall use its best efforts to cause Broker, by name, and the other Indemnified Persons, by description, to be included in any release or settlement agreement, whether or not Broker and the other Indemnified Persons are named as defendants in such Action.

11.6            All amounts due under this Section 11 shall be payable promptly after written demand therefor.

12.            Force Majeure. In no event will either Party be liable or responsible to the other Party, or be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement (except for any payment obligation) when and to the extent such failure or delay is caused by any circumstances beyond such Party’s reasonable control (a “Force Majeure Event”), including acts of God, flood, fire, earthquake or explosion, war, terrorism, invasion, riot or other civil unrest, embargoes or blockades in effect on or after the date of this Agreement, national or regional emergency, strikes, labor stoppages or slowdowns or other industrial disturbances, passage of Law or any action taken by a governmental or public authority, including imposing an embargo, export or import restriction, quota or other restriction or prohibition or any complete or partial government shutdown, or national or regional shortage of adequate power or telecommunications or transportation. In the event of any failure or delay caused by a Force Majeure Event, the affected Party shall give prompt written notice to the other Party stating the period of time the occurrence is expected to continue and use commercially reasonable efforts to end the failure or delay and minimize the effects of such Force Majeure Event.

13.            Confidentiality.

13.1            While performing under this Agreement, each Party will be exposed to information about the other Party (“Disclosing Party”) or its affiliates or their business, which information is not known publicly (“Confidential Information,” as defined more specifically below). The Party being exposed to the information (including those to whom such Party discloses such information on a need-to-know basis in connection with a Party’s rights or obligations hereunder, “Recipient”) shall not disclose or use Confidential Information for any reason other than to further the specific activities permitted by this Agreement.

13.2            As used herein, “Confidential Information” refers to matters relating to the Disclosing Party’s or its affiliates’ operations, performance, internal procedures, operations and finances, including, but not limited, to current, future and proposed products and product prototypes and samples, methodologies, technology, manufacturing techniques, trade secrets, financial and customer information, information from, by or about entities seeking to become, or have become, issuers, accredited investor information and documentation, procurement requirements, sales, merchandising and marketing plans, whether tangible or intangible, printed or electronic, disclosed directly or indirectly through one or more intermediaries, in writing, orally or by inspection of tangible objects. “Confidential Information” also includes confidential or proprietary information of third parties that the Disclosing Party is permitted to disclose to the other Party. The Parties agree that all non-public information relating to exclusive (i.e., non-syndicated) securities offerings is Confidential Information.

13.3            “Confidential Information” shall not include any information that: (a) is at the time of disclosure, or subsequently, becomes publicly known otherwise than by an act or omission of the Recipient; (b) is already in the Recipient’s possession without any obligation of confidentiality at the time of disclosure, as shown by the Recipient’s written records in existence before the date of disclosure; (c) is independently developed by the Recipient without use of or reference to the Disclosing Party’s Confidential Information, as shown by the Recipient’s written records in existence before the date of disclosure; or (d) the Recipient is required by Law to disclose, so long as the Recipient gives the Disclosing Party prior written notice and helps the Disclosing Party obtain a court order protecting the information from disclosure.

13.4            Broker and Company agree not to disclose, reproduce, transfer or use the Confidential Information, except: (a) as required under this Agreement; and (b) as reasonably necessary for the performance of this Agreement. Nothing in this Section 13 shall prevent Broker from retaining and disclosing any Confidential Information it deems necessary to retain or disclose to federal, state or other regulatory or self-regulatory authorities or in connection with legal, financial or regulatory filings, audits or examinations or pursuant to any other legal process. Both Parties agree to further abide by any Law of any federal, state or self-regulatory body governing the confidentiality obligations of broker-dealers.

13.5            If, within six (6) months prior to the start of this Agreement, the Parties previously entered into a non-disclosure agreement (“NDA”), then in the event of a conflict between such NDA and this Agreement, the terms of the NDA will prevail; provided that the term of the Parties’ confidentiality obligations shall extend through the later of the termination or expiration date as provided in the NDA or this Agreement.

13.6            Neither Party shall issue or release any announcement, statement, press release or other publicity or marketing materials relating to this Agreement or otherwise use the other Party’s trademarks, service marks, trade names, logos, domain names or other indicia of source, affiliation or sponsorship, in each case, without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that Broker may, without Company’s consent, include Company’s and its affiliates’ names and logos in Broker’s promotional and marketing materials.

13.7            Company and Broker agree to promptly notify the other concerning any material communications from or with any governmental authority or self-regulatory organization with respect to this Agreement or the performance of its obligations hereunder, unless such notification is expressly prohibited by the applicable governmental authority.

14.            Survival. Notwithstanding the expiration or termination of this Agreement, the Parties shall continue to be bound by the provisions of this Agreement that reasonably require some action or forbearance after such expiration or termination, including, but not limited to, those related to fees and expenses, indemnities, warranties and confidentiality, and such provisions shall survive.

15.            Assignment. Company shall not assign or otherwise transfer any of its rights, or delegate or otherwise transfer any of its obligations or performance, under this Agreement, in each case whether voluntarily, involuntarily, by operation of law or otherwise, without Broker’s prior written consent. Any purported assignment, delegation or transfer in violation of this Section 15 is void. Subject to this Section 15, this Agreement is binding upon and inures to the benefit of the Parties and their respective successors and permitted assigns.

16.            Entirety. This Agreement incorporates by reference Broker’s and its affiliates’ data privacy policies and website terms of use, as posted on Broker’s and its affiliates’ website from time to time, with which Company agrees, and shall cause issuers to agree, to comply. This Agreement (including the NDA, all Exhibits and Broker’s and its affiliates’ data privacy policies and website terms of use) constitutes the sole and entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes and merges all prior and contemporaneous proposals, understandings, agreements, representations and warranties, both written and oral, between the Parties relating to such subject matter.

17.            Amendment; Waiver. Except as set forth herein, no amendment to or modification of this Agreement will be effective unless it is in writing and signed by an authorized representative of each Party. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

18.            Compliance with Law; Further Assurances. The Parties expressly agree that, to the extent that the existing law relating to this Agreement changes, and such change affects this Agreement, they will reform the affected portion of this Agreement to comply with the change. Each Party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes of this Agreement.

19.            Choice of Law, Jurisdiction and Dispute Resolution.

19.1            This Agreement shall be governed by and construed under the laws of the State of Delaware, without giving effect to its choice of law, conflict of laws or “borrowing”, statutes, rules, principles and precedent. Both Parties consent to the exclusive jurisdiction of the state and federal courts located in the State of Delaware.

19.2            Notwithstanding, the Parties agree that in the event a dispute arises between Broker and Company in connection with or as a result of the execution of this Agreement or the transactions contemplated hereby, such disputes shall be resolved through arbitration, and agree to submit such disputes for resolution to FINRA in Wilmington, Delaware within five days after receiving a written request from the other Party to do so. The Parties acknowledge and agree that the result of the arbitration proceeding shall be final and binding, and by agreeing to arbitration, each Party hereby waives its right to seek remedies in court and the use of a court of applicable jurisdiction for the enforcement of any arbitration award.

19.3            Prior to instituting any proceeding, Company and Broker each agrees to first attempt in good faith to informally resolve any dispute for a period of thirty (30) days prior to instituting an arbitration proceeding in accordance with Section 19.2. The thirty (30)-day period shall commence upon written notice in accordance with Section 20 of this Agreement detailing the nature of the dispute, remedy sought and all relevant facts. In the event the Parties are unable to resolve the dispute through such informal discussions, either Party may elect to have such dispute exclusively and finally resolved through binding arbitration in accordance with this Section 19. Notwithstanding the foregoing, any claim for injunctive relief shall not be subject to the above provision. In addition, except as otherwise provided in this Agreement, the Parties may litigate in court to compel arbitration, stay proceeding pending arbitration, or to confirm, modify, vacate or enter judgment on the award entered in any arbitration proceeding under this Section 19.

19.4            Each Party agrees that any arbitration shall be limited to disputes between Company and Broker individually. To the full extent permitted by Law, no arbitration or other proceeding shall be joined with any other or decided on a class-action basis.

19.5            Notwithstanding the above agreement to arbitrate, each Party acknowledges and agrees that a breach or threatened breach by a Party of any of its obligations under this Agreement may cause the other Party irreparable harm for which monetary damages may not be an adequate remedy and agrees that, in the event of such breach or threatened breach, the other Party will be entitled to seek equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from any court, without any requirement to post a bond or other security, or to prove actual damages or that monetary damages are not an adequate remedy. Such remedies are not exclusive and are in addition to all other remedies that may be available at law, in equity or otherwise.

19.6            THE COLLECTIVE AGGREGATE LIABILITY OF Broker UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ITS SUBJECT MATTER, UNDER ANY LEGAL OR EQUITABLE THEORY, INCLUDING BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, BREACH OF WARRANTY, MISREPRESENTATIONS OR OTHERWISE, SHALL BE LIMITED TO THE TRANSACTION FEE PAID TO AND RETAINED BY BROKER UNDER THIS AGREEMENT.

19.7            EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

19.8            Subject to Section 19.6, in any Action, by which one Party either seeks to enforce this Agreement or seeks a declaration of any rights or obligations under this Agreement, the non-prevailing Party will pay the prevailing Party’s costs and expenses, including, but not limited to, reasonable attorneys’ fees.

19.9            A default under this Agreement by Company shall constitute a default by Company or its affiliates under all other agreements any of them have then in effect with Broker or its affiliates.

20.            Notices. All notices, requests, consents, claims, demands, waivers and other communications under this Agreement have binding legal effect only if in writing and addressed to a Party as set forth on the signature page hereto (or to such other address that such Party may designate from time to time in accordance with this Section 20). Notices sent in accordance with this Section 20 will be deemed effectively given: (a) when received, if delivered by hand, with signed confirmation of receipt; (b) when received, if sent by a nationally recognized overnight courier, signature required; or (c) on the third day after the date mailed by certified or registered mail, return receipt requested, postage prepaid.

21.            Severability. If any provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or invalidate or render unenforceable such provision in any other jurisdiction. Upon such determination that any provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

22.            Relationship of the Parties. The relationship between the Parties is that of independent contractors. Nothing contained in this Agreement shall be construed as creating any agency, partnership, joint venture or other form of joint enterprise, employment or fiduciary relationship between the Parties, and neither Party shall have authority to contract for or bind the other Party in any manner whatsoever. Nothing occurring pursuant to this Agreement shall give Broker any ownership interest in Company, nor Company any ownership interest in Broker.

23.            No Third Party Beneficiaries. Except as otherwise set forth in this Agreement, this Agreement is for the sole benefit of the Parties and, subject to Section 11 and Section 15, their respective successors and assigns, nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Indemnified Persons shall be third party beneficiaries as set forth in Section 11.

24.            Interpretation; Headings. The Parties intend this Agreement to be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted. Further, the headings used in this Agreement are for convenience only and are not intended to be used as an aid to interpretation.

25.            Counterparts. This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement; provided that neither Party shall be bound by this Agreement until both Parties have executed a counterpart. A signed copy of this Agreement by facsimile, email or other means of electronic transmission is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature Page Follows.]

In witness whereof, the Parties have executed this Agreement as of the Effective Date.

COMPANY:	BROKER:

EVERY ASSETS I, LLC,	EVERY MARKETS, LLC,
a Delaware limited liability company	a Delaware limited liability company

By:	By:
Name:	Name:
Title:	Title:

Exhibit A – Services

Below is a description of the Services:

1.	basic due diligence of Company and the Offering;

2.	review of investor information, including know-your-client (“KYC”) data;

3.	perform anti-money laundering (“AML”), Office of Foreign Assets Control (“OFAC”) and other compliance background checks;

4.	determine suitability of investors in the Offering as required by the registration or exemption thereto applicable to the Offering;

5.	review of investor subscription agreements for completeness;

6.	liaise with Company and investors for additional information gathering and clarification in order to complete sections 1-5 above; and

7.	serve as the broker of record for the Offering.

Broker is not providing Company any placement agent or solicitation services in connection with the Offering.

Exhibit B – Fees*

As compensation for the Services, Company shall pay Broker a fee up to 100 basis points on the aggregate amount raised by Company in the Offering during the Term to be paid to Broker at the closing of the Offering (“Transaction Fee”).

Upon Company’s request, Broker will provide an accounting of actual fees and expenses incurred by Broker in connection with the Offering from time to time during the Term, including as set forth in sections 1-3 above (“Offering Expenses”), and a final statement of expenses at closing or prior to the termination of the Offering.

Company agrees that any Offering Expenses owed to Broker may be deducted from the Offering proceeds at closing; however, Company’s obligation to pay or reimburse Broker for the Offering Expenses included on the final statement of expenses is not conditioned upon a successful closing of the Offering.

*The fees payable under this Agreement, plus the other relevant fees attributable to any public offering (including any interest thereon), shall be capped at an aggregate amount not to exceed as permitted by applicable FINRA rules.